Exhibit 99.1

X Financial Reports Third Quarter 2019 Unaudited Financial Results

SHENZHEN, China, November 21, 2019 /PRNewswire/ — X Financial (NYSE: XYF) (the “Company” or “we”), a leading technology-driven personal finance company in China, today announced its unaudited financial results for the third quarter ended September 30, 2019.

Third Quarter 2019 Financial Highlights

•                      Net revenues in the third quarter of 2019 increased by 4.5% to RMB866.8 million (US$121.3 million) from RMB829.5 million in the same period of 2018.

•                      Income from operation in the third quarter of 2019 decreased by 14.5% to RMB234.7 million (US$32.8 million) from RMB274.5 million in the same period of 2018.

•                      Net income attributable to X Financial shareholders in the third quarter of 2019 decreased by 33.5% to RMB131.6 million (US$18.4 million) from RMB197.9 million in the same period of 2018.

•                      Non-GAAP1 net income attributable to X Financial shareholders in the third quarter of 2019 decreased by 31.6% to RMB170.0 million (US$23.8 million) from RMB248.5 million in the same period of 2018.

•                      Net income per basic and diluted American depositary share (“ADS”) 2 in the third quarter of 2019 were RMB0.84 (US$0.12) and RMB0.82 (US$0.11) respectively, compared with RMB1.40 and RMB1.30, respectively, in the same period of 2018.

•                      Non-GAAP net income per basic and diluted ADS in the third quarter of 2019 were RMB1.08 (US$0.15) and RMB1.06 (US$0.15), respectively, compared with RMB1.76 and RMB1.64, respectively, in the same period of 2018.

Third Quarter 2019 Operational Highlights

•                      Total loan facilitation amount3 in the third quarter of 2019 was RMB10,750 million, representing an increase of 42.2% from RMB7,560 million in the same period of 2018 and an increase of 5.7% from RMB10,172 million in the second quarter of 2019.

•                      The loan facilitation of Xiaoying Credit Loan4 in the third quarter of 2019 was RMB8,086 million, representing an increase of 17.6% from RMB6,879 million in the same period of 2018 and an increase of 6.1% from RMB7,619 million in the second quarter of 2019. Xiaoying Credit Loan accounted for 75.2% of the Company’s total loan facilitation amount, compared with 91.0% in the same period of 2018.

1  The Company uses in this press release the following non-GAAP financial measures: (i) net income, (ii) net income attributable to X Financial shareholders, (iii) net income per basic ADS, and (iv) net income per diluted ADS, each of which excludes share-based compensation expense. For more information on non-GAAP financial measure, please see the section of “Use of Non-GAAP Financial Measures Statement” and the table captioned “Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

2  Each American depositary share (“ADS”) represents two Class A ordinary shares.

3  Represents the total amount of loans that X Financial facilitated during the relevant period.

4 X Financial integrated Xiaoying Card Loan and Xiaoying Preferred Loan into one general product category, Xiaoying Credit Loan in 2018.

•                      Total outstanding loan balance5 as of September 30, 2019 was RMB19,606 million, compared with RMB20,789 million as of September 30, 2018 and RMB19,821 million as of June 30, 2019.

•                      Total number of loans facilitated6 of Xiaoying Term Loan7 in the third quarter of 2019 was 727,360, representing a decrease of 6.3% from 775,957 in the same period of 2018 and an increase of 1.7% from 715,209 for the second quarter of 2019.

•                      Average loan amount per transaction8 of Xiaoying Term Loan in the third quarter of 2019 was RMB12,848, representing an increase of 32.4% from RMB9,706 in the same period of 2018 and a decrease of 0.1% from RMB12,865 for the second quarter of 2019.

•                      Average consumption amount per user9 of Xiaoying Revolving Loan10 in the third quarter of 2019 was RMB5,668, representing an increase of 19.3% from RMB4,752 for the second quarter of 2019.

•                      The delinquency rates for all outstanding loans that are past due for 31-90 days and 91—180 days as of September 30, 2019 were 2.95% and 4.50%, respectively, compared with 3.10% and 4.99%, respectively, as of June 30, 2019, and 3.51% and 3.36%, respectively, as of September 30, 2018.

•                      Number of active borrowers in the third quarter of 2019 was 840,137, representing an increase of 30.9% from 641,743 in the same period of 2018 and an increase of 5.7% from 795,032 in the second quarter of 2019.

•                      The amount of cumulative borrowers each of whom made at least one transaction on the Company’s lending platform as of September 30, 2019 was 5,433,901.

•                      Total cumulative registered users reached 34,968,473 as of September 30, 2019.

•                      Number of active individual investors11 in the third quarter of 2019 was 63,320, representing a decrease of 48.0% from 121,757 in the same period of 2018 and a decrease of 20.1% from 79,218 in the second quarter of 2019.

•                      The cumulative number of active individual investors as of September 30, 2019 was 498,214, compared with 424,616 as of September 30, 2018, and 489,880 as of June 30, 2019.

•                      The Gross Merchandise Value (“GMV”)12 of Xiaoying Online Mall13 amounted to RMB77.4 million, representing an increase of 557.2% from RMB11.8 million in the second quarter of 2019.

5  Represents the total amount of loans outstanding for loans X Financial facilitated at the end of the relevant period. Loans that are delinquent for more than 180 days are charged-off and are excluded in the calculation of delinquency rate by balance, except for Xiaoying Housing Loan. Xiaoying Housing Loan is a secured loan product and the Company is entitled to payment by exercising its rights to the collateral. X Financial does not charge off the loans delinquent for more 180 days and such loans are included in the calculation of delinquency rate by balance.

6  Represents the total number of transactions of of loan facilitation during the relevant period.

7  Xiaoying Term Loan refers to the loans with fixed repayment periods including Xiaoying Credit Loan, Xiaoying Housing Loan and Internet Channel.

8  Calculated by dividing the total loan facilitation amount by the number of loans facilitated during the relevant period.

9  Calculated by dividing the total amount of consumption by the number of active users during the relevant period.

10  Xiaoying Revolving Loan refers to the loans with revolving credit, including Yaoqianhua which was previously named as Xiaoying Wallet.

11  Refers to individual investors who made at least one transaction during that period on our platform.

12  Gross Merchandise Volume (“GMV”) refers a total sales value for merchandise sold through Xiaoying Online Mall.

13  Xiaoying Online Mall was launched in March 2019 and is a product that provides loan installments to our individual customers enabling them to purchase goods online.

Mr. Justin Tang, the Founder, Chief Executive Officer and Chairman of the Company, commented, “We are pleased to report a solid quarter with strong financial and operational performance. In particular, I would like to highlight the following significant progress we have made across our business.”

“Firstly, we are conducting business in stringent compliance with relevant laws and regulations in China to fully protect the interests of our investors and borrowers. Our access to personal information was fully authorized by our users and we have discontinued relationships with certain unqualified data providers. To strengthen our strong risk control capabilities, we enhanced our risk models based on different sets of data sources and metrics during the quarter.”

“Secondly, we believe that controlling the loan process early on is critical and has become more efficient over time. Over the past six months, we have strengthened our risk control capabilities and adopted strict control and evaluation of borrowers in the very beginning of the process, this has helped us to sustain healthy growth and reduce loan defaults in their later stages. “

“Moreover, as we mainly rely on early stage risk control to reduce the loan defaults instead of relying on debt collection efforts, we outsourced debt collection to third-party agencies and implemented very strict control and management to monitor the debt collection process. Employees from these third-party agencies are mainly from credit card divisions of commercial banks, they are well versed in using polite methods to collect debt. For example, we have stringent requirements with respect to the use of polite words in the calls, the proper recording of the calls, and the restriction of call frequency in a certain period of time and etc.”

“Thirdly, we are very pleased to report that institutional funding accounted for 35.7% of the loans facilitated through our platform in the third quarter this year, increasing from 26.7% in the previous quarter. In particular, the proportion of funding from institutions increased to 52.4% of the total loans facilitated in October 2019. We expect that all the funding for new loans will come from institutional partners or our own capital from the early of next year.”

“Lastly, it is very encouraging to see our revolving loan product Yaoqianhua, previously known as Xiaoying Wallet, growing very rapidly. Transaction volumes for Yaoqianhua jumped significantly to RMB1,405 million this quarter from RMB971 million in the last quarter and the outstanding loan balance increased to RMB949 million as of September 30, 2019 from RMB578 million as of June 30, 2019. Yaoqianhua has an approved cumulative credit line of RMB4.8 billion and currently has a credit utilization rate of around 20.1% as of September 30, 2019.”

“Furthermore, for the users of Yaoqianhua, we are able to offer more diversified services to enhance the user experience and improve our own operational capabilities. We are planning to gradually transition from a pure financial service provider to a comprehensive business service provider.”

“In conclusion, we are very confident in our future growth prospects and ability to create long-term value for our investors and shareholders. We are dedicated to continually provide the most user-friendly and convenient financial and business services to borrowers. China’s consumer finance market is huge and we believe there is enormous potential for our products to drive future growth.”

Mr. Simon Cheng, President of the Company, added, “We are very glad to report a solid quarter where we saw a significant improvement in our delinquency ratio. We are moving to higher quality customer segments because of changing macroeconomic and regulatory environment .We will continue to strengthen our risk control capabilities and provide the best loan services to our customers.”

“China has unparalleled consumption potential that’s unmatched by any other markets in the world. Our newly developed revolving product, Yaoqianhua, is generating strong growth momentum. The number of transactions for Yaoqianhua in the third quarter of 2019 increased to 3.8 million from 2.9 million in the second quarter of 2019. As of September 30, 2019, the number of active users of Yaoqianhua was around 330,000, representing an increase from around 220,000 as of June 30, 2019. We believe that the number of Yaoqianhua users will keep rapid growing. The business will gradually account for a larger percentage of revenue as revolving product has a longer customer life time and offers multiple types of cross sell opportunities.”

“We expect institutional investors to fund almost all new loan products on our platform since the early of next year as P2P lending products are to be gradually phased out. We have been actively negotiating with our funding partners including CITIC Trust, Kunlun Bank, Blue Ocean Bank, Huishang Bank, Yantai Bank among others, to further lower our funding costs and provide the best services to our customers.”

“Going forward, market consolidation will result in fewer players in the sector which we believe will create enormous opportunities for us to grow. While the current regulatory environment is very challenging, we believe we have a lot of opportunities ahead of us to explore the market in the long run.”

Mr. Kevin Zhang, Chief Financial Officer of the Company, commented, “We finished the quarter with solid operational and financial results. Total loan facilitation amount was 10,750 million for the quarter, showing a significant increase year-over-year, while net revenues came in at RMB866.8 million, which also increased on a year-over-year basis.”

“We are glad to see the number of active borrowers increased significantly to 840,137 in the quarter, which demonstrates continued strong demand from the market. The delinquency rates for all outstanding loans that are past due for 31-90 days and 91—180 days as of September 30, 2019 were 2.95% and 4.50% respectively, compared with 3.10% and 4.99%, respectively as of June 30, 2019. We believe this reflects the improving quality of our loans as we acquire higher quality borrowers.”

“In addition, we are pleased to see the proportion of institutional funding and revenue contribution from the loan assistance business continuing to grow. As of September 30, 2019, the credit line provided by our institutional partners was around RMB38.4 billion and has since been expanded to RMB48.4 billion by the end of October 2019. We are determined to operate in compliance with related laws and regulations, and are actively making a transition to a mode of combination of loan assistance and loan facilitation through small loan license.”

“What’s more, the loan products we facilitated that were covered by ZhongAn Insurance have decreased to 77.2% in the third quarter 2019. We will continue to reduce our insurance coverage rate to lower our customers’ borrowing costs and develop alternative ways to provide guarantees for certain loan products.”

“Going into next year, we will continue the transformation of our business to ensure it is fully compliant with regulations, reduce costs and improve efficiency, and create more value for our customers and shareholders.”

Third Quarter 2019 Financial Results

Net revenues in the third quarter of 2019 increased by 4.5% to RMB866.8 million (US$121.3 million) from RMB829.5 million in the same period of 2018, primarily due to an increase in transaction volumes of Xiaoying Credit Loan and Yaoqianhua this quarter when compared with the same period of 2018. The increase was partially offset by a significant increase in the proportion of the revenue generated by the loans facilitated through the Consolidated Trusts which was recorded over the life of the underlying financing using the effective interest method.

Loan facilitation service fees under the direct model in the third quarter of 2019 decreased by 17.2% to RMB562.1 million (US$78.6 million) from RMB678.6 million in the same period of 2018, primarily due to a shift in strategy to attract more institutional investors through the intermediary model.

Loan facilitation service fees under the intermediary model in the third quarter of 2019 increased by 62.0% to RMB86.6 million (US$12.1 million) from RMB53.4 million in the same period of 2018, primarily due to an increase in the total volume of products offered under the intermediary model as the Company shifted its strategy to attract more institutional investors.

Post-origination service fees in the third quarter of 2019 increased by 73.1% to RMB80.3 million (US$11.2 million) from RMB46.4 million in the same period of 2018, primarily due to an increase in transaction volumes of Xiaoying Credit Loan over the last twelve months for loans with a weighted average contractual terms of 10~12 months. Revenues from post-origination services are recognized on a straight-line basis over the term of the underlying loans as the services are being provided.

Financing income in the third quarter of 2019 increased by 1106.9% to RMB110.9 million (US$15.5 million) from RMB9.2 million in the same period of 2018, primarily due to the newly established trusts this year.

Other revenue in the third quarter of 2019 decreased by 35.8% to RMB26.9 million (US$3.8 million) from RMB41.9 million in the same period of 2018, primarily due to a decrease in penalty fees.

Origination and servicing expenses in the third quarter of 2019 increased by 60.4% to RMB456.5 million (US$63.9 million) from RMB284.6 million in the same period of 2018, primarily due to the following factors (i) an increase in collection expenses for the cumulative effect of the growing business, (ii) an increase in customer acquisition costs for the recently launched revolving credit product, Yaoqianhua and (iii) an increase in interest expense related to loans facilitated through the Consolidated Trusts.

General and administrative expenses in the third quarter of 2019 decreased by 9.5% to RMB61.2 million (US$8.6 million) from RMB67.6 million in the same period of 2018, primarily due to a decrease in consulting service fees compared to the same period of 2018.

Sales and marketing expenses in the third quarter of 2019 decreased by 43.0% to RMB25.9 million (US$3.6 million) from RMB45.3 million in the same period of 2018, primarily due to a reduction in promotional and advertising expenses.

Provision for contingent guarantee liabilities in the third quarter of 2019 was nil, compared with RMB33.6 million in the same period of 2018, primarily because there has been no deterioration in estimated default rates of the loans subject to guarantee liabilities facilitated in prior periods.

Provision for accounts receivable and contract assets in the third quarter of 2019 decreased by 23.5% to RMB88.6 million (US$12.4 million) from RMB115.7 million in the same period of 2018, primarily due to a change in estimated default rates and a decrease in accounts receivable and contract assets recognized as more revenue generated by the loans facilitated through the Consolidated Trusts was recorded over the life.

Income from operation in the third quarter of 2019 decreased by 14.5% to RMB234.7 million (US$32.8 million) from RMB274.5 million in the same period of 2018.

Income before income taxes and gain from equity in affiliates in the third quarter of 2019 was RMB144.0 million (US$20.2 million), compared with RMB230.3 million in the same period of 2018.

Income tax expense in the third quarter of 2019 was RMB20.5 million (US$2.9 million) compared with an income tax expense of RMB34.4 million in the same period of 2018. The decrease was primarily due to the fact that (i) one major subsidiary of the Company became a qualified enterprise in the fourth quarter of 2018 that enjoys a preferential income tax rate of 15% from 2018 to 2020, and (ii) one major subsidiary of the Company was certified as software enterprise in early May 2019 that enjoys a preferential income tax rate of 12.5% from 2019 to 2021.

Net income attributable to X Financial shareholders in the third quarter of 2019 was RMB131.6 million (US$18.4 million), compared with RMB197.9 million in the same period of 2018.

Non-GAAP net income attributable to X Financial shareholders in the third quarter of 2019 was RMB170.0 million (US$23.8 million), compared with RMB248.5 million in the same period of 2018.

Net income per basic and diluted ADS in the third quarter of 2019 were RMB0.84 (US$0.12) and RMB0.82 (US$0.11), respectively, compared with RMB1.40 and RMB1.30, respectively, in the same period of 2018.

Non-GAAP net income per basic and diluted ADS in the third quarter of 2019 were RMB1.08 (US$0.15) and RMB1.06 (US$0.15), respectively, compared with RMB1.76 and RMB1.64, respectively, in the same period of 2018.

Cash and cash equivalents was RMB931.0 million (US$130.2 million) as of September 30, 2019, compared with RMB931.0 million as of June 30, 2019.

Business Outlook

X Financial currently expects the total loan facilitation for the fourth quarter of 2019 to be around RMB8,000 million to RMB9,000 million. This forecast reflects the Company’s current and preliminary views, which are subject to changes.

Conference Call

X Financial’s management team will host an earnings conference call at 8:00 AM U.S. Eastern Time on Thursday, November 21, 2019 (9:00 PM Beijing / Hong Kong Time on the same day).

Dial-in details for the earnings conference call are as follows:

United States:	1-888-346-8982
Hong Kong:	852-301-84992
China:	4001-201203
International:	1-412-902-4272
Passcode:	X Financial

Please dial in ten minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until November 29, 2019:

United States:	1-877-344-7529
International:	1-412-317-0088
Passcode:	10136631

Additionally, a live and archived webcast of the conference call will be available at http://ir.xiaoyinggroup.com.

About X Financial

X Financial (NYSE: XYF) (the “Company”) is a leading technology-driven personal finance company in China focused on meeting the huge demand for credit from individuals and small-to-medium-sized enterprise owners. The Company’s proprietary big data-driven risk control system, WinSAFE, builds risk profiles of prospective borrowers using a variety data-driven credit assessment methodology to accurately evaluate a borrower’s value, payment capability, payment attitude and overall creditworthiness. X Financial has established a strategic partnership with ZhongAn Online P&C Insurance Co., Ltd. in multiple areas of its business operations to directly complement its cutting-edge risk management and credit assessment capabilities. ZhongAn Online P&C Insurance Co., Ltd. provides credit insurance on X Financial’s investment products which significantly enhances investor confidence and allows the Company to attract a diversified and low-cost funding base from individuals, enterprises and financial institutions to support its growth. X Financial leverages financial technology to provide convenient, efficient, and secure investment services to a wide range of high-quality borrowers and mass affluent investors which complements traditional financial institutions and helps to promote the development of inclusive finance in China.

For more information, please visit: http://ir.xiaoyinggroup.com.

Use of Non-GAAP Financial Measures Statement

In evaluating our business, we consider and use non-GAAP measures as supplemental measures to review and assess our operating performance. We present the non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of the non-GAAP financial measures facilitates investors’ assessment of our operating performance.

We use in this press release the following non-GAAP financial measures: (i) net income, (ii) net income attributable to X Financial shareholders, (iii) net income per basic ADS, and (iv) net income per diluted ADS, each of which excludes share-based compensation expense. These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These Non-GAAP financial measures have limitations as analytical tools, and when assessing our operating performance, investors should not consider them in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

We mitigate these limitations by reconciling the non-GAAP financial measures to the most directly comparable U.S. GAAP financial measures, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

For more information on these Non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

New Accounting Pronouncements

On February 25, 2016, the FASB issued Accounting Standard Update (“ASU”) No. 2016-02, Leases, which requires lessees to record lease liabilities and right-of-use assets as of the date of adoption and was incorporated into GAAP as Accounting Standards Codification (“ASC”) Topic 842. The Company adopted the new standard prospectively effective January 1, 2019, using a modified retrospective basis method under which prior comparative periods are not restated.  As of January 1, 2019, the Company had some operating leases for its offices with the remaining contractual terms of 16~46 months. Under the terms of the lease, the Company will pay base annual rent (subject to an annual fixed percentage increase), plus fixed property management fees. The ROU assets were recorded as “Other non-current assets”, and the current and non-current portions of the lease liabilities were recorded as “Accrued expenses and other current liabilities” and “Other non-current liabilities” in the Condensed Consolidated Balance Sheets. There was no cumulative adjustment to our retained earnings.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.1477 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of September 30, 2019.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: the Company’s goals and strategies; its future business development, financial condition and results of operations; the expected growth of the credit industry, and marketplace lending in particular, in China; the demand for and market acceptance of its marketplace’s products and services; its ability to attract and retain borrowers and investors on its marketplace; its relationships with its strategic cooperation partners; competition in its industry; and relevant government policies and regulations relating to the corporate structure, business and industry. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is current as of the date of this announcement, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

X Financial

Ms. Jennifer Zhang

E-mail: ir@xiaoying.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

X Financial

Unaudited Condensed Consolidated Balance Sheets

(In thousands, except for share and per share data)	As of December 31, 2018	As of September 30, 2019
	RMB	RMB	USD
ASSETS
Cash and cash equivalents	1,069,361	930,984	130,249
Restricted cash	208,346	693,825	97,070
Accounts receivable and contract assets, net of allowance for doubtful accounts	1,379,293	1,166,369	163,181
Loans held for sale	632,717	369,616	51,711
Loans at fair value	33,417	2,066,052	289,051
Prepaid expenses and other current assets	115,193	582,777	81,534
Financial guarantee derivative	358,250	914,932	128,004
Amounts due from related party	20,000	—	—
Deferred tax assets, net	346,648	346,648	48,498
Long term investments	287,223	289,713	40,532
Property and equipment, net	23,215	22,340	3,125
Intangible assets, net	28,400	33,400	4,673
Loan receivable from Xiaoying Housing Loans, net	128,101	106,742	14,934
Other non-current assets	6,806	55,292	7,736
TOTAL ASSETS	4,636,970	7,578,690	1,060,298

LIABILITIES
Payable to investors at fair value of the Consolidated Trusts	—	2,132,016	298,280
Guarantee liabilities	20,898	10,974	1,535
Short-term borrowings	198,000	398,995	55,821
Accrued payroll and welfare	93,464	81,698	11,430
Other tax payable	134,129	66,925	9,363
Income tax payable	312,238	253,934	35,527
Deposit payable to channel cooperators	134,042	158,277	22,144
Accrued expenses and other current liabilities	178,701	198,114	27,719
Deferred tax liabilities	47,428	47,428	6,635
Other non-current liabilities	—	33,802	4,729
TOTAL LIABILITIES	1,118,900	3,382,163	473,183

Commitments and Contingencies
Equity:
Common shares (US$0.0001 par value; 1,000,000,000 shares authorized, 303,614,298 and 318,917,942 shares issued and outstanding as of December 31, 2018 and September 30, 2019 respectively)	190	200	28
Additional paid-in capital	2,824,223	2,949,577	412,661
Retained earnings	640,115	1,185,654	165,879
Other comprehensive income	52,495	59,849	8,373
Total X Financial shareholders’ equity	3,517,023	4,195,280	586,941
Non-controlling interests	1,047	1,247	174
TOTAL EQUITY	3,518,070	4,196,527	587,115

TOTAL LIABILITIES AND EQUITY	4,636,970	7,578,690	1,060,298

X Financial

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Three Months Ended September 30,			Nine Months Ended September 30,
(In thousands, except for share and per share data)	2018	2019	2019	2018	2019	2019
	RMB	RMB	USD	RMB	RMB	USD
Net revenues
Loan facilitation service-Direct Model	678,568	562,066	78,636	2,196,646	1,662,568	232,602
Loan facilitation service- Intermediary Model	53,447	86,604	12,116	222,348	279,231	39,066
Post origination service	46,354	80,261	11,229	85,247	249,905	34,963
Financing income	9,191	110,923	15,519	58,999	184,484	25,810
Other revenue	41,905	26,901	3,764	114,506	76,571	10,713
Total net revenue	829,465	866,755	121,264	2,677,746	2,452,759	343,154

Operating costs and expenses:
Origination and servicing	284,570	456,497	63,866	858,455	1,214,692	169,942
General and administrative	67,576	61,187	8,560	150,389	173,013	24,205
Sales and marketing	45,342	25,854	3,617	153,281	83,299	11,654
Provision for contingent guarantee liabilities	33,628	—	—	216,364	—	—
Provision for accounts receivable and contract assets	115,742	88,559	12,390	285,437	195,104	27,296
Provision for loan receivable from Xiaoying Housing Loans	8,131	—	—	26,449	10,148	1,420
Total operating costs and expenses	554,989	632,097	88,433	1,690,375	1,676,256	234,517

Income from operation	274,476	234,658	32,831	987,371	776,503	108,637
Interest income	79	7,286	1,019	4,004	12,692	1,776
Foreign exchange gain (loss)	38	692	97	29	(159)	(22)
Investment loss	—	—	—	—	(12,538)	(1,754)
Change in fair value of financial guarantee derivative	(48,332)	(84,690)	(11,849)	(149,581)	(198,952)	(27,834)
Fair value adjustments related to Consolidated Trusts	4,084	(11,042)	(1,545)	10,883	36,725	5,138
Fair value adjustments related to loans held for sale	—	(3,923)	(549)	—	(34,242)	(4,791)
Other income (loss), net	(28)	1,042	146	(3,316)	10,028	1,403

Income before income taxes and gain from equity in affiliates	230,317	144,023	20,150	849,390	590,057	82,553

Income tax expense (benefit)	34,443	20,451	2,861	213,640	(43,852)	(6,135)
Gain from equity in affiliates	2,011	7,983	1,117	5,391	15,027	2,102
Net income	197,885	131,555	18,406	641,141	648,936	90,790
Less: net income (loss) attributable to non-controlling interests	(5)	—	—	(55)	200	28
Net income attributable to X Financial shareholders	197,890	131,555	18,406	641,196	648,736	90,762

Net income	197,885	131,555	18,406	641,141	648,936	90,790
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustments	17,789	4,644	650	22,661	7,375	1,032
Comprehensive income	215,674	136,199	19,056	663,802	656,311	91,822
Less: comprehensive income (loss) attributable to non controlling interests	(5)	—	—	(55)	200	28
Comprehensive income attributable to X Financial shareholders	215,679	136,199	19,056	663,857	656,111	91,794

Net income per ADS—basic	1.40	0.84	0.12	4.56	4.16	0.58
Net income per ADS—diluted	1.30	0.82	0.11	4.24	4.08	0.57

Weighted average number of ordinary shares outstanding—basic	282,478,646	316,387,394	316,387,394	280,893,203	311,794,242	311,794,242
Weighted average number of ordinary shares outstanding—diluted	303,902,558	323,103,017	323,103,017	302,317,115	318,509,865	318,509,865

X Financial

Unaudited Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended September 30,			Nine Months Ended September 30,
(In thousands, except for share and per share data)	2018	2019	2019	2018	2019	2019
	RMB	RMB	USD	RMB	RMB	USD
GAAP net income	197,885	131,555	18,406	641,141	648,936	90,790
Add: Share-based compensation expenses (net of tax of nil)	50,586	38,421	5,375	133,307	119,574	16,729
Non-GAAP net income	248,471	169,976	23,781	774,448	768,510	107,519

Net income attributable to X Financial shareholders	197,890	131,555	18,406	641,196	648,736	90,762
Add: Share-based compensation expenses (net of tax of nil)	50,586	38,421	5,375	133,307	119,574	16,729
Non-GAAP net income attributable to X Financial shareholders	248,476	169,976	23,781	774,503	768,310	107,491

Non-GAAP net income per ADS—basic	1.76	1.08	0.15	5.52	4.92	0.68
Non-GAAP net income per ADS—diluted	1.64	1.06	0.15	5.12	4.82	0.68

Weighted average number of ordinary shares outstanding—basic	282,478,646	316,387,394	316,387,394	280,893,203	311,794,242	311,794,242
Weighted average number of ordinary shares outstanding—diluted	303,902,558	323,103,017	323,103,017	302,317,115	318,509,865	318,509,865